May 27, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Campbell Strategic Allocation Fund, L.P. Registration Statement on Form S-1 Filed on April 27, 2010 File No. 333-166320

Campbell Global Trend Fund, L.P. Registration Statement on Form S-1 Filed February 27, 2010 File No. 333-166321
Dear Mr. Kluck:
     This letter has been filed via EDGAR with the Staff. The following are responses to Comments 4 and 5 made by the Commission in your letter dated May 14, 2010. A separate response letter will be filed with respect to the remaining comments.
Campbell Global Trend Fund, L.P.
Note 1. Organization and Summary of Significant Accounting Policies
F. Organization and Initial Offering Costs, Page 92
     1. Please tell us your basis for charging organization costs as directly to partners’ capital rather than expense. Refer to ASC 946.
          Response:
          After discussions with the Staff and review of ASC 720, we have determined that the Global Trend Fund will charge organization costs as an expense. Offering costs will still be charged directly to partners’ capital pursuant to ASC 946. See discussion in response to Comment 5 below.

Mr. Tom Kluck
Securities and Exchange Commission
May 27, 2010

Campbell Strategic Allocation Fund, L.P.
Note 1. Organization and Summary of Significant Accounting Policies
F. Offering Costs, Page 109
     2. We note you charge your offering costs directly to partners’ capital. Given your continuous offerings of limited partnership units, please tell us how you considered ASC 946 in determining how to account for your offering costs.
          Response:
     The Fund charges organization costs directly to partners’ capital rather than expense pursuant to ASC 946-20-25-5, which states that “Offering costs of closed end funds and investment partnerships shall be charged to paid-in capital upon sale of units.” As the Fund is a direct participation program organized as a limited partnership, the General Partner has been advised that it is an “investment partnership” and, accordingly 25-5 applies. The Fund has been following this policy for approximately 16 years, including in each of Registration Statements and Amendments, as well as each of the Forms 10-K and 10-Q filed with the Commission.
In response to the Staff’s comment, we have also examined ASC 946-20-25-6, which states that “Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge.” The Fund is clearly not an open-ended investment company, as it is neither open-ended nor is it an investment company under the federal securities laws. The Fund is a commodity pool offered as a direct participation program. We sought clarification as to whether the Fund could be classified as a closed-end fund for the purpose of 946-20-25-6 by examining the definition of closed-end funds contained in ASC 946-20-20 Glossary. That definition is a follows: “Closed-end funds are investment companies that issue a fixed number of shares (that generally trade on an open market) to raise capital, similar to the way in which an entity sells stock in an initial public offering.” This definition does not apply for two reasons. First, as stated above, the Fund is not an investment company. Second, the Fund’s units do not trade on an open market. There is no secondary market trading of the Fund’s units.
Accordingly, we believe that charging costs directly to partners’ capital is correct under ASC 946-20-25-5.
Please telephone the undersigned at (410) 413-4552 as soon as your review of our response is completed. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,
/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel